RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 Fax 804 • 788 • 8218
KEVIN J. BUCKLEY DIRECT DIAL: 804-788-8616 EMAIL: kbuckley@hunton.com FILE NO: 64268.000014
May 31, 2006

Ms. Sara D. Kalin

Branch Chief – Legal

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Fieldstone Mortgage Investment Corporation
Registration Statement on Form S-3 (No. 333-132444)

Dear Ms. Kalin:

On behalf of Fieldstone Mortgage Investment Corporation (the “Registrant”), we file herewith Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form S-3 (No. 333-132444). We also submit this response to the comments of the SEC Staff in your letter dated May 24, 2006. For your convenience, the full text of the Staff’s comments (including the headings and numbering from your letter) is provided below, followed, in each instance, by our response on behalf of the Registrant presented in italics. In addition, for your convenience, we enclose blacklined pages of the Registration Statement, marked to show changes responsive to the Staff’s comments and keyed to the numbering in your letter.

Base Prospectus

Credit Enhancement, page 33

1.

We reissue comment 14 of our letter of April 11, 2006, in part. Please confirm that special hazard insurance is the only credit enhancement that will be structured so as to be drawn upon by more than one series. Alternatively, indicate all other credit enhancements that may be structured this way and explain why each is consistent with the definition of asset-backed security.

The Registrant confirms that special hazard insurance is the only credit enhancement that may be structured so as to be drawn upon by more than one series. The Registrant has revised the disclosure to clarify this matter.

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 31, 2006

Other Coverage, page 37

2.

Please confirm that the “other instruments” that may be utilized in addition to or in lieu of insurance have been described in the base prospectus or revise accordingly. All credit-enhancement features must be briefly described in the base prospectus.

The Registrant confirms that the base prospectus describes any “other instruments” that may be utilized in addition to or in lieu of insurance.

Certificates Supplement

Cover Page

3.

We reissue comment 17 of our letter of April 11, 2006, in part. Please revise the cover of the certificates supplement, as you have done on the cover of the notes supplement, to specify that the notes will represent obligations of the issuing entity.

The Registrant has revised the disclosure on the cover of the form of certificates supplement to clarify that the certificates will represent interests in the issuing entity.

The Sponsor, page S-37

4.

We reissue comment 23 of our letter of April 11, 2006, in part. We note from changes you have made to the cover page of the certificates supplement and from the explanation in your cover letter that you intend Fieldstone Investment Corporation to be the sponsor and Fieldstone Mortgage Corporation to be the seller in this takedown. Please delete the reference here to Fieldstone Investment Corporation as “the sole seller of the mortgage loans.”

The Registrant has made the requested revision.

Additionally, in response to oral comments received on May 24, 2006 from Joshua Ravitz, we have made certain additional minor edits to specified disclosure in the prospectus and each form of prospectus supplement, which edits are reflected on the marked pages enclosed herewith (page 33 of the base prospectus and page S-4 of each form of prospectus supplement).

Division of Corporate Finance

U.S. Securities and Exchange Commission

May 31, 2006

Should you have additional comments or questions or require clarification of any of our responses on behalf of the Registrant, feel free to call the undersigned at (804) 788-8616 or Rudene Bascomb at (804) 788-7363.

Sincerely yours,

Kevin J. Buckley

Enclosures

cc:	Mr. Joshua Ravitz

Mr. John C. Kendall

Mr. Michael Nardacci

Thomas S. Brennan, Esq.

Rudene Mercer Bascomb, Esq.

Andrew J. Blanchard, Esq.